EXHIBIT 99.2

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT is entered into as of April 16, 2021, between Mogo Inc., a company existing under the laws of the Province of British Columbia (the “Company”) and Coinsquare Ltd., a corporation existing under the laws of Canada (the “Investor”).

CONTEXT:

A.	The Company, Investor and certain shareholders of the Investor have entered into an investment agreement dated as of February 10, 2021, as amended on March 31, 2021 (the “Investment Agreement”).

B.	This Agreement is entered into pursuant to section 7.2(e)(vii) of the Investment Agreement.

NOW THEREFORE, the parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Defined Terms

For the purposes of this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia).

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided, however, that the Investor shall not be deemed to be Affiliates of the Company or any of their respective Affiliates. For the purposes of this definition, “control” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

“Applicable Stock Exchange” means any Canadian or United States nationally recognized stock exchange on which the Common Shares are listed.

“Board” means the board of directors of the Company.

“Board Nominee” has the meaning given to such term in Section 2.1(1).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major Canadian chartered banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

“Coinsquare Shares” means the common shares in the capital of the Investor.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Mogo Inc., a corporation existing under the laws of the Province of British Columbia.

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“Confidential Information” means (a) any information relating to the Company, its subsidiaries, and its shareholders that is provided or disclosed to the Investor or its Representatives, including, without limitation: business, marketing and product plans; sales, business and market information; customer, client and supplier data; names and other data; strategies; designs; drawings; engineering information; financial analysis; forecasts; formulas; formulations; recipes; ingredient lists; patents; trademarks; service marks; copyright materials; know-how; ideas; inventions; methodologies; techniques; processes; trade secrets; and any other information that is normally understood to be confidential or is treated as confidential by the Company, subsidiaries, or its shareholders, whether or not designated as “confidential”, “proprietary” or some similar designation; (b) any modifications, improvements and derivatives related to the materials described in (a); and (c) any information otherwise obtained, directly or indirectly, by the Investor or its Representatives through inspection, review or analysis of the Confidential Information. Confidential Information may also include information of a third party that is disclosed by the Investor or its Representatives; but excludes any information that: (i) is already in the possession of the Investor or its Representatives prior to receipt from the Company without an obligation of confidentiality; (ii) is disclosed to the Investor or its Representatives by a third-party lawfully in possession of such information and without a breach of such third party’s contractual, legal or fiduciary obligation to maintain confidentiality; or (iii) is within the public domain prior to receipt from the Company or hereafter enters the public domain through no fault or action or failure to act on the part of the Investor or its Representatives in violation of this Agreement.

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory or self-regulatory authority, including any securities regulatory authorities and stock exchange including any Applicable Stock Exchange and any other exchange on which the securities of the Company are listed or posted for trading;

“Ill Repute” means, with respect to any Board Nominee, that such Board Nominee has (i) breached his or her fiduciary duty, or has been grossly negligent in discharging his or her duties as a director; (ii) has been convicted, pled guilty to, or in the reasonable judgment of the Board, is likely to be convicted of any offense or crime that in the Board’s reasonable judgment, involves dishonesty or fraud; or (iii) has committed an act or made a public statement of a nature such that having such Board Nominee serve on the Board would have a serious adverse effect on the Company;

“Investor” means Coinsquare Ltd., a corporation existing under the federal laws of Canada.

“Laws” means any and all federal, state, provincial, regional, national, foreign, local, municipal or other laws, statutes, acts, treaties, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements or other legally binding directives or guidance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws, and the rules of any Applicable Stock Exchange.

“Nomination Conditions” has the meaning given to such term in Section 2.1(1).

“NP 51-201” means National Policy 51-201 – Disclosure Standards.

“Observer” has the meaning given to such term in Section 2.2(1).

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“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law.

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity.

“Representatives” means, with respect to a Person, the directors, officers, partners, employees, advisors, agents, insurers (including brokers and re-insurers), securityholders, actual or potential sources of debt or equity financing and other representatives (including attorneys, accountants, consultants and financial advisors), of such Person, and with respect to the Investor, includes any current or prospective Board Nominee or Observer.

“Termination Date” has the meaning given to it in Section 2.3(1).

Section 1.2 Defined Terms in the Investment Agreement

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Investment Agreement as in effect on the date hereof.

Section 1.3 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)

the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)

any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	the word “day” means calendar day unless Business Day is expressly specified;

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(j)

any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

Section 1.4 Time of Essence

Time shall be of the essence of this Agreement.

Section 1.5 Governing Law and Submission to Jurisdiction

(1)	This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

Section 1.6 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

ARTICLE 2

BOARD NOMINATION RIGHTS

Section 2.1 Board Nominees

(1)

Subject to Section 2.2, as of May 31, 2021 and prior to the Termination Date, the Investor shall be entitled to designate one nominee (a “Board Nominee”) for appointment or election to the Board, which Board Nominee must be approved by the Company. For greater certainty, it is acknowledged and agreed by the parties that the Company shall only be required to nominate the Board Nominee as a management nominee for the first time at the next meeting of shareholders of the Company held to consider business including the election of directors. The Board Nominee must be an individual who meets the qualification requirements to serve as a director under the Act, applicable Laws and the rules of the Applicable Stock Exchange and must not be of Ill Repute (the “Nomination Conditions”). Notwithstanding anything to the contrary in this Agreement, if at any time (a) a Board Nominee ceases to satisfy any of the Nomination Conditions; or (b) the Termination Date occurs, the Investor shall, at the request of the Company, use its best efforts to deliver to the Company the resignation of the Board Nominee from the Board. The Investor shall, and shall cause such Board Nominee to, provide the Company, prior to such appointment and nomination and on an on-going basis while serving as a member of the Board such information and materials as the Investor is entitled to receive from a member of its Board and as are required to be disclosed in any management information circular of the Company to be sent to securityholders of the Company under applicable Laws or Applicable Stock Exchange rules or as the Company may request from time-to-time from members of the Board in compliance with its internal policies and procedures including, an executed consent to serve as a director of the Company, a completed directors’ questionnaire in the form provided by the Company and a completed personal information form.

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(2)

The Company shall and shall cause its Representatives to use their reasonable best efforts to ensure that the Board Nominee is appointed or elected to the Board, including by (a) recommending and reflecting such recommendation in any management information circular relating to any meeting where directors of the Company are elected (or submit to shareholders by written consent, if applicable) that the shareholders of the Company vote to elect the Board Nominee to the Board for a term of office expiring at the earlier of when the Board Nominee ceases to hold office under Section 128(1) of the Act and the closing of the subsequent annual meeting of the shareholders of the Company; and (b) soliciting and obtaining proxies in favour of and otherwise supporting his or her election, each in a manner no less rigorous and favourable than the manner in which the Company supports the nominees selected by the Board to be nominated for election to the Board.

(3)

The Investor shall advise the Company of the identity of the Board Nominee by the earlier of (a) at least 60 days prior to any meeting of shareholders at which directors of the Company are to be elected or (b) within 10 days of being notified of the record date for such a meeting. If the Investor does not advise the Company of the identity of an Board Nominee prior to such deadline, then the Investor will be deemed to have nominated its incumbent nominee unless the Investor notifies the Company in writing that it does not wish to nominate a Board Nominee for such election.

(4)

In the event that a Board Nominee is not duly appointed or elected to the Board or shall cease to serve as a director of the Company, whether due to such Board Nominee’s death, disability, resignation or removal (including failure to be elected by the Company’s shareholders or being required to resign), the Company shall cause the Board to promptly appoint a Board Nominee designated by the Investor to fill the vacancy created by such death, disability, resignation or removal, or, where the first Board Nominee was not duly elected, to, subject to applicable laws, promptly increase the size of the Board and fill the vacancy thereby with a Board Nominee, provided that the Investor remains eligible to designate an Board Nominee in accordance with Section 2.1(1) and that the replacement Board Nominee satisfies the Nomination Conditions.

(5)

It is acknowledged by the Investor that the Board Nominee will be required to comply with all of the Company’s policies, procedures, processes, codes, rules, standards and guidelines of the Company that are provided to the Board Nominee in writing and that are generally applicable to all members of the Board from time to time, including the Company’s confidentiality policies and procedures, code of business conduct and ethics, insider trading policies and corporate governance guidelines.

(6)

The Board Nominee shall be entitled to the same rights and privileges and shall be subject to the same obligations applicable to all other members of the Board generally or to which all such members of the Board are entitled or subject; provided, however, that such Board Nominee shall not be entitled to participate in or observe, and shall upon the good faith request of the Board or any such committee recuse himself or herself from, any meeting or portion thereof at which the Board or any such committee is evaluating and/or taking action with respect to: (i) the Investor’s rights or enforcement of any of the obligations of the Company under this Agreement, the Investment Agreement or any transactions involving the Company and/or any of its Affiliates; or (ii) matters of a commercially sensitive or competitive nature.

(7)

The Company shall enter into an indemnification agreement with the Board Nominee in a form substantially similar to the Company’s form of director indemnification agreement and provide the Board Nominee with director and officer insurance to the same extent and on terms no less favourable than those on which it indemnifies and insures the other members of the Board pursuant to the constating documents of the Company, applicable Laws or otherwise. The Company shall maintain in effect director and officer insurance on such terms and in such amounts as are adequate and prudent a company of its size and nature, and as is available to it on commercially reasonable terms from time to time.

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Section 2.2 Observer Right

(1)

Prior to the first election or appointment of a Board Nominee, the Investor shall be entitled to designate one individual (a “Observer”) to attend all meetings of the Board in a non-voting observer capacity. Upon request, the Company shall allow the Observer to attend Board meetings by telephone or electronic communication.

(2)

The Company shall provide to the Observer copies of all notices, minutes, consents and other materials that it provides to Board members, including any draft versions, proposed written consents, and exhibits and annexes to any such materials, at the same time and in the same manner as such information is delivered to the Board members.

(3)

Notwithstanding Section 2.2(1) and Section 2.2(2), the Company shall have the right to withhold any information and to exclude a Observer from any portions of meetings of the Board if access to such information or attendance at such meetings could adversely affect the solicitor-client privilege between the Company and its legal counsel.

(4)

In no event shall the Observer: (i) be deemed to be a member of the Board nor be required for the purposes of establishing a quorum; (ii) have or be deemed to have, or otherwise be subject to, any fiduciary duties to the Company or its shareholders; or (iii) have the right to propose or offer any motions or resolutions to the Board.

Section 2.3 Termination of Rights

(1)	The rights granted to the Investor and the obligations of the Company under this Article 2 shall terminate and be of no further force or effect on the first date upon which (the “Termination Date”):

(a)

the Investor and its Affiliates do not beneficially own (directly or indirectly, either alone or jointly with others) at least 425,578 Common Shares (as adjusted from time to time to give effect to any consolidation, subdivision, reorganization, share dividend, amalgamation, arrangement, or similar transaction or statutory procedure affecting substantially all of the Common Shares or the Company’s capital generally); or

(b)

any Person acquires beneficial ownership (directly or indirectly, either alone or jointly with others) of 20% or more of the outstanding Coinsquare Shares or securities convertible into Coinsquare Shares, other than any Person who held such interest as at February 10, 2021, other than the Company.

(2)

Any Board Nominee in office as a member of the Board as of the Termination Date shall continue to serve on the Board after the Termination Date unless and until the Company requests in writing that such director tender his or her resignation from the Board. Upon such request being made, the Investor shall use its best efforts to cause such Board Nominee to resign from the Board.

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ARTICLE 3
CONFIDENTIALITY

Section 3.1 Confidentiality

(1)

The Investor shall use its best efforts to ensure that a Board Nominee does not disclose any Confidential Information, other than to the board of directors of the Investor, subject always to such Board Nominee’s exercise of its fiduciary duties as a director of the Company and applicable Laws.

(2)

The Investor shall keep confidential any Confidential Information, and prior to the disclosure of any Confidential Information to any Representative of the Investor, shall advise any Representative of the confidential nature of and restriction on use of the Confidential Information.

(3)

The Investor acknowledges that no right in or to Confidential Information and no license to use the Confidential Information, other than as specifically provided in this Agreement, is granted under this Agreement. The Company retains all right, title and interest in and to the Confidential Information.

(4)

If the Investor or any of its Representatives is requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation (including pursuant to the terms of a subpoena or Order issued by a court of competent jurisdiction or a regulatory or self-regulatory body), or is requested or required by Law to disclose any Confidential Information, the Investor or such Representative, as applicable, will provide the Company with prompt written notice of any such request or requirement, to the extent reasonably practicable and not prohibited by Law, so that the Company has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Section 3.1, in each case, at the Company’s sole cost and expense. If the Company waives compliance with the provisions of this Section 3.1 with respect to a specific request or requirement, the Investor or such Representative, as applicable, shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in Order to comply with such request or requirement. If (in the absence of a waiver by the Company) the Company has not secured a protective Order or other appropriate remedy, and the Investor or its Representative is nonetheless requested or required by Law to disclose any Confidential Information, the Investor or its Representative, as applicable, may, without liability hereunder, disclose only that portion of the Confidential Information that is requested or required to be disclosed.

(5)

The Confidential Information is provided “as is” and nothing contained in this Agreement or in any Confidential Information shall constitute any express or implied warranty of any kind, including, without limitation, any warranty of merchantability, fitness for a particular purpose or non-infringement of any patent, copyright or other third party intellectual property right.

(6)

Upon written request by the Company, the Investor shall, and shall direct their Representatives to, at the option of the Investor, promptly return to the Company or promptly destroy all Confidential Information (including, electronic copies) supplied by the Company to and in the possession of the Investor or its Representatives, as applicable, without retaining any copy thereof. Notwithstanding the foregoing, the Investor and its Representatives may retain Confidential Information as required to comply with applicable Laws or their respective corporate governance, internal compliance, evidentiary and/or record keeping policies, (a) the Investor may retain Confidential Information included as part of board materials of the Investor or its Representatives, and (b) neither the Investor nor its Representatives shall be required to purge their respective computer or electronic archives (including routine computer system backup tapes, disks or other backup storage devices).

(7)

Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of this Agreement, the Investor will continue to be bound by the terms of this Section 3.1 with respect thereto, including all obligations of confidentiality and restrictions on use for so long as this Agreement is in effect.

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Section 3.2 Compliance with Securities Laws

The Investor acknowledges that securities Laws impose restrictions on its ability to trade in securities of the Company while it is in possession of material information regarding the Company that has not been generally disclosed. The Investor agrees to comply with all such restrictions and to inform those of its Representatives provided with any Confidential Information of such restrictions. The Investor hereby acknowledges that any material, non-public information being received by the Investor is intended to be received in the “necessary course of business” in accordance with the interpretive guidance set out in NP 51-201.

ARTICLE 4

MISCELLANEOUS

Section 4.1 Termination

(1)	Except as otherwise specified in this Agreement, this Agreement shall terminate and be of no further force and effect on the Termination Date.

(2)	The obligations of the Investor under Section 3.1 shall survive for a period of three years after the Termination Date.

Section 4.2 Notices

(1)

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a)	in the case of the Company:

Mogo Inc. 2100 – 401 West Georgia Street Vancouver, BC V6B 5A1

Attention: Greg Feller, President Email: [personal email redacted]

(b)	in the case the Investor:

Coinsquare Ltd. 590 King Street West Toronto, ON M5V 1M3

Attention: Stacey Hoisak, Chief Executive Officer Email: [personal email redacted]

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(2)

A notice is deemed to be given and received (a) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (b) if sent by e-mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed.

(3)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 4.1.

Section 4.3 Amendments and Waiver

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

Section 4.4 Assignment; Transfer of Rights

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations without the prior written consent of the other party.

Section 4.5 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors and permitted assigns.

Section 4.6 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

Section 4.7 Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, the Investor (in respect of any breach of this Agreement by the Company) and the Company (in respect of any breach of this Agreement by the Investor) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

Section 4.8 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including by email or scanned pages), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Electronic signatures and electronic pdf signatures (including by email or scanned pages) shall be acceptable as a means of executing such documents.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties on the date first written above.

MOGO INC.

By:	[Signature redacted]
Name:	Gregory Feller
Title:	President

COINSQUARE LTD.

By:	[Signature redacted]
Name:	Stacey Hoisak
Title:	CEO

[Signature page to Investor Rights Agreement]